Exhibit 99.1

FANGDD ANNOUNCES US$5,000,000 SENIOR CONVERTIBLE NOTES OFFERING

SHENZHEN, China, March 14, 2025 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a customer-oriented property technology company in China, today announced that it has entered into a securities purchase agreement with certain investors (the “Purchase Agreement”) for the offering by the Company of (i) senior 5% original issue discount convertible promissory notes in an aggregate principal amount of US$5,000,000 (the “Notes”), (ii) Class A ordinary shares, par value US$0.0005625 per share, issuable from time to time upon conversion under the Notes, and (iii) additional 251,890 Class A ordinary shares in connection with the issuance of the Notes.

The Notes carry a 5% original issue discount, and have a term of nine months from the original issuance date. No interest accrues during the term of the Notes unless an event of default occurs, in which case interest will accrue at a rate of 15% per annum or, if less, the highest amount permitted by law. The Company’s obligations under these Notes and those issued to certain investors on February 11, 2025 rank senior to all other existing indebtedness and equity, with the Notes issued under the Purchase Agreement and the February 2025 notes treated equally.

Holders can convert their Notes into Class A ordinary shares by providing a conversion notice. The number of shares issuable upon conversion is calculated by dividing (i) the portion of the principal and any accrued interest the holder chooses to convert by (ii) the conversion price on the date of the conversion notice. The conversion price is the lower of (i) the fixed conversion price, set at 130% of the lowest daily VWAP on the trading day immediately before the closing date of the Purchase Agreement, and (ii) the alternative conversion price, set at 90% of the lowest daily VWAP over the ten trading days immediately before the date of the conversion notice. Any fractional amounts resulting from these calculations will be rounded down to the nearest cent, and the conversion price cannot fall below the floor price, which is set at US$0.10 per share. If the conversion price is lower than the floor price at the time a conversion notice is received, shares will be issued based on the floor price, and the Company will need to compensate the holder for any economic difference. The difference is determined as (i) the number of shares that would have been delivered using the conversion price, minus (ii) the number of shares delivered using the floor price, multiplied by (iii) the daily VWAP of the Company’s Class A ordinary shares on the date of the conversion notice. VWAP for any date is defined as the daily volume weighted average price of the Company’s Class A ordinary shares for such date or the nearest preceding date as reported by Bloomberg L.P.

The Purchase Agreement and the Notes contain representations, warranties and other provisions customary for transactions of this nature. The offering is expected to close on or about March 14, 2025, subject to the satisfaction of customary closing conditions. FangDD intends to use the net proceeds from this offering for general corporate purposes.

The Company has engaged MM Global Securities, Inc. as its exclusive placement agent in connection with this offering.

The securities described above will be offered by the Company pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-267397) previously filed with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2022 and declared effective by the SEC on September 29, 2022. The securities may be offered only by means of a written prospectus and prospectus supplement that form a part of the registration statement. The prospectus supplement and accompanying base prospectus contain important information relating to the Class A ordinary shares to be sold in the offering. The prospectus supplement will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov, or may be obtained, when available, by contacting us at Room 1501, Shangmei Technology Building, No. 15 Dachong Road, Nanshan District, Shenzhen, the PRC, or by email at ir@fangdd.com. The foregoing description of the Purchase Agreement and the Notes is qualified in its entirety by reference to the full text of such agreements furnished as exhibits to a current report on Form 6-K to be furnished by the Company to the SEC.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com